

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

David Happel
President and Chief Executive Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, California 94402

> **Re: Sagimet Biosciences Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 24, 2023**
> **CIK No. 0001400118**

Dear David Happel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please disclose on your prospectus cover page whether your offering is contingent upon the final approval of your NASDAQ listing. Please ensure the disclosure is consistent with your underwriting agreement.

Prospectus Summary
Overview, page 1

2. Please revise your registration statement here and throughout to remove statements that you are developing a "first-in-class" therapeutic as such statements are speculative given your current stage of development.

3.   We note your discussion of the interim results of your FASCINATE-2 Phase 2b trial in NASH and your statement that you expect that the topline liver biopsy results will directly show improvement in disease. Please revise this section and elsewhere in your registration statement, where appropriate, to discuss the limitations of reliance on interim results. In your revisions, please clarify that interim clinical trial results may not be indicative of future results.

4.   Please revise your disclosure to clearly state whether the primary and secondary endpoints of the FASCINATE-1 clinical trial were achieved. Please also disclose whether observed results in this clinical trial were statistically significant in the 25mg and 75mg cohorts. To the extent that this clinical trial did not achieve its primary and/or secondary endpoints, please revise the bullet titled "Comprehensive improvements across biomarkers" to reflect this fact.

5.   We note your references here and on page 110 to a "de-risked" development strategy. Please remove these statements and any other statements that imply that you will be successful in mitigating or eliminating risk associated with drug development.

6.   We note your statement that denifanstat has been generally well-tolerated to date. Please revise this statement to reflect your disclosure (i) on page 99 indicating that TEAEs have led to treatment discontinuation of 20 subjects in the ongoing FASCINATE-2 trial and (ii) on page 104 indicating that in Cohort 3 of your FASCINATE-1 Phase 2 trial, you determined that the adverse effects were not balanced by the clinical activity observed.

Our FASN inhibitor pipeline, page 3

7.   Please revise your pipeline table here and on page 88 to reflect your disclosure on page 76 indicating that that denifanstat is licensed to Ascletis in Greater China, the clinical trials for acne and recurrent GBM are being conducted in China and that Ascletis has commercialization rights to denifanstat in Greater China.

Our team, page 4

8.   We note that you identify certain entities as investors in your company here and on page 89. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 167. If material, please expand your disclosure to describe the nature of each such entity's investment in your company and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

Risk Factors
Even if this offering is successful..., page 13

9.   We note your statements here and on page 79 that you have relied on private equity and debt financings to fund your operations. To the extent that the agreements governing these

arrangements are still in place, please revise the prospectus, where appropriate, to describe the material terms of these agreements, as well as any debt associated with them.

Our amended and restated certificate of incorporation..., page 61

10. Please revise this risk factor and your disclosure on page 173 to disclose that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Adverse developments affecting the financial services industry..., page 62

11. We note your disclose here that you had $9.5 million in cash and cash equivalents at SVB at the time of SVB's closure as well as your statement on page F-8 that as of December 31, 2022, your short-term marketable securities were invested with SVB. Please revise this risk factor to disclose whether SVB's closure has decreased the value of your SVB-held assets or inhibited your ability to access those assets.

Market, Industry and Other Data, page 66

12. We note your statement that you have not independently verified any third-party information in the prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

Use of Proceeds, page 67

13. Please revise to disclose how far the offering proceeds will allow you to proceed in the development of denifanstat. If any material amounts of other funds will be necessary for the development of denifanstat, state the amounts and sources of other funds needed for this purpose. For guidance, please refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
License agreement with Ascletis, page 76

14. Please revise your disclosure to explain why the $2.0 million milestone payment under the license agreement was "potentially triggered." To the extent the milestone payment obligation has been triggered and the milestone payment has not been made, please explain why.

Business
FASCINATE-1 Phase 2 clinical trial results, page 99

15. Please revise this section to clearly disclose the primary and secondary endpoints of the clinical trial and whether they were achieved.

Acne, page 110

16.   We note your statement that you have shown in two separate Phase 1 clinical trials that denifanstat can reduce the amount of sebum on patients' skin. Please revise to briefly describe these trials. In your revisions, please disclose whether the trials were powered for statistical significance.

General

17.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Angela Connell at 202-551-3426 or Gary Newberry at 202-551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Alicia Tschirhart